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October 10, 2013	TSX: TMM, NYSE MKT: TGD

NEWS RELEASE

Timmins Gold reports record production of 29,139 gold ounces for the third quarter of 2013

Vancouver, BC - Timmins Gold Corp. (TSX:TMM, NYSE MKT:TGD) is pleased to report preliminary production results for the Company’s third quarter ended September 30, 2013. The Company achieved record gold production of 29,139 ounces for the quarter for an increase of 15.8% over the same period last year.

Category	July-Sept 2013	July-Sept 2012	% Change
Ore Processed (Dry t)	1,815,709	1,420,414	27.8
Average Grade Processed (g/t Au)	0.771	0.887	(13)
Low Grade Stockpiled (t)	445,603	842,973	(47.1)
Average Grade Stockpiled (g/t Au)	0.255	0.229	11.47
Waste Mined (t)	5,441,889	4,210,428	29.2
Total Mined (t)	7,552,557	6,476,932	16.6
Strip Ratio	2.41	1.86	29.6
Gold Produced (oz)	29,139	25,153	15.8
Gold Sold (oz)	28,665	25,153	14.0
Silver Sold (oz)	16,228	13,857	17.1
Days	92	92	-
Average Ore Processed (t/d)	19,736	15,439	27.8
Average Total Mined (t/d)	83,730	70,401	18.9
Realized Gold Price	$1,339	$1,660	(19.3)

Other operational highlights for the quarter include:

1.	The replacement of an existing crusher with a higher capacity unit at the original crushing circuit
2.	The installation of a new screen at the original crushing circuit
3.	The installation of the replaced crusher at the second crushing circuit
4.	Achievement of crushing throughput in excess of 24,000 t/d for 7 of the last 11 days of September
5.	Increased operational efficiency from the new carbon strip columns

“The crusher expansion which is designed to increase throughput to a minimum of 24,000 t/d was completed in the latter part of September. Our expansion construction is now complete including the construction of 25 hectares of new leach pads which will satisfy our leach pad requirements until late 2015.” stated Bruce Bragagnolo, CEO of Timmins Gold. “We had a record production quarter and anticipate further increases in gold production as the increased ore tonnage is processed. The Company is well positioned to continue to generate good margins and free cash flow at current gold prices.”

When the Company gave its production guidance of a minimum of 125,000 ounces for 2013 it had planned to install a third crushing unit by the end of the second quarter. In the second quarter, in order to conserve cash due to the decline in the gold price, the Company deferred the construction of the third crushing unit. Despite best efforts to make up production, original production guidance was not achievable without the third unit. The Company now projects annual gold production of 118,000 ounces which will be a 25% increase over the prior year.

The realized gold price for the quarter was $1339 per ounce which was $13 per ounce higher than the average spot price of $1326 per ounce.

The resource/reserve update and mine plan will be released shortly.

Contacts:
Timmins Gold Corp.
Bruce Bragagnolo
CEO and Director
604-638-8980
bruce@timminsgold.com
www.timminsgold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events. Such statements include estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to production, exploration drilling, reserves and resources, exploitation activities and events or future operations. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed.

In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, Timmins Gold does not intend to update any forward-looking statements to conform these statements to actual results.